United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2018

Vale S.A.

Avenida das Américas, No. 700 — Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING

On February 27, 2018, at 9:30 am, met, ordinarily, at Praia de Botafogo, 186, room 1901, Rio de Janeiro, RJ, Messrs. Gueitiro Matsuo Genso — Chairman, Fernando Jorge Buso Gomes — Vice-Chairman, Dan Conrado, Denise Pauli Pavarina, Eduardo Refinetti Guardia, Isabella Saboya de Albuquerque, Lucio Azevedo, Marcel Juviniano Barros, Oscar Augusto de Camargo Filho, Ney Roberto Ottoni de Brito, Sandra Maria Guerra de Azevedo and Toshiya Asahi, and also Mr. Luiz Gustavo Gouvêa, as Governance Secretary of Vale S.A. (“Vale”), having unanimously resolved upon the following: “FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR 2016 AND RELATED ACTS — (…) With a favorable report of the Financial Committee and of the Fiscal Council, as reported by Marcelo Amaral Moraes and Marcus Vinícius Dias Severini, present at the meeting under the provisions of Article 163, §3, of Law No. 6404/76, and in the presence of Messrs. Manuel Fernandes, Bernardo Moreira and Thiago Nunes, representatives of KPMG Auditores Independentes, external auditor according to Brazilian and North American accounting standards, which issued a favorable opinion the Companie’s Financial Statements for the financial year 2017, the Board of Directors approved: (i) the Annual Report, the balance sheet and further financial statements of Vale for the year ended 12/31/2017 (…); (ii) having examined the Proposal of the Executive Board of Vale, the Allocation of the Result for the year ended 12/31/2017 (…); and (iii) the payment on March 15, 2018, of the of shareholder remuneration in the total gross amount of R$2,539,006,733.78, to be paid as interest in shareholders’ equity, equivalent to the total gross amount of R$0.488511766 per outstanding common share and, under the provisions of Article 5º, §5, of the Bylaws, of R$0.620920871 per special class preferred share issued by Vale, those aggregate values are subject to withholding income tax at the current applicable rate. The remuneration will be paid based on net profits according the balance sheet as of December 31, 2017, to supplement the minimum mandatory dividend and the minimum annual dividend. All shareholders who hold Vale’s shares at the record dates will have the right to receive the remuneration. The record date for the owners of shares traded on the B3 S.A. — Brasil, Bolsa, Balcão (“B3”) on March 06, 2018 and the record date for the holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) and Euronext Paris on March 08, 2018. Vale shares and ADRs will be traded ex-dividend on B3, NYSE and Euronext Paris as of March 07, 2018.” I hereby attest that the item above was excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, February 27, 2018.

Luiz Gustavo Gouvêa
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 27, 2017		Director of Investor Relations